VOYA GOLDENSELECT PREMIUM PLUS®
Featuring the Galaxy VIP Fund

A DEFERRED COMBINATION VARIABLE AND FIXED ANNUITY CONTRACT
issued by
Voya Insurance and Annuity Company
and its
Separate Account B

Supplement Dated May 13, 2016

This supplement updates and amends your current prospectus and subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference. Defined terms in this supplement shall have the same meaning given to them in your prospectus.

UNCLAIMED PROPERTY

Every state has some form of unclaimed property laws that impose varying legal and practical obligations on insurers and, indirectly, on contract owners, insureds, beneficiaries and other payees of proceeds. Unclaimed property laws generally provide for escheatment to the state of unclaimed proceeds under various circumstances.

Contract owners are urged to keep their own, as well as their beneficiaries' and other payees', information up to date, including full names, postal and electronic media addresses, telephone numbers, dates of birth, and Social Security numbers. Such updates should be communicated to Customer Service in writing at P.O. Box 9271, Des Moines, IA 50306-9271 or by calling (800) 366-0066.

CYBER SECURITY

Like others in our industry, we are subject to operational and information security risks resulting from "cyber-attacks," "hacking" or similar illegal or unauthorized intrusions into computer systems and networks. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, denial of service attacks on websites and other operational disruption and unauthorized release of confidential customer information. Although we seek to limit our vulnerability to such risks through technological and other means and we rely on industry standard commercial technologies to maintain the security of our information systems, it is not possible to anticipate or prevent all potential forms of cyber-attack or to guarantee our ability to fully defend against all such attacks. In addition, due to the sensitive nature of much of the financial and similar personal information we maintain, we may be at particular risk for targeting.

Cyber-attacks affecting us, any third party administrator, the underlying funds, intermediaries and other affiliated or third-party service providers may adversely affect us and your contract value. For instance, cyber-attacks may interfere with our processing of contract transactions, including the processing of orders from our website or with the underlying funds, impact our ability to calculate accumulation unit values, cause the release and possible destruction of confidential customer or business information, impede order processing, subject us and/or our service providers and intermediaries to regulatory fines and financial losses and/or cause reputational damage. Cyber security risks may also affect the issuers of securities in which the underlying funds invest, which may cause the funds underlying your Contract to lose value. There can be no assurance that we or the underlying funds or our service providers will avoid losses affecting your Contract that result from cyber-attacks or information security breaches in the future.

ORDER PROCESSING

In certain circumstances, we may need to correct the pricing associated with an order that has been processed. In such circumstances, we may incur a loss or receive a gain depending upon the price of the fund when the order was executed and the price of the fund when the order is corrected. Losses may be covered from our assets and gains that may result from such order correction will be retained by us as additional compensation associated with order processing.

IMPORTANT INFORMATION ABOUT THE FUNDS AVAILABLE THROUGH THE CONTRACT

The following chart lists the funds that are available through the Contract, along with each fund's investment adviser/subadviser and investment objective. More detailed information about these funds can be found in the current prospectus and Statement of Additional Information for each fund. If you received a summary prospectus for any of the funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

There is no assurance that the stated investment objectives of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by allocating contract value to the subaccounts that invest in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

Voya Global Equity Portfolio (Class S)[1]
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadviser: Voya Investment Management Co. LLC
	Seeks long-term capital growth and current income.

Voya Government Liquid Assets Portfolio (Class S)[2]
 	
   Investment Adviser: Directed Services LLC
   Subadviser: Voya Investment Management Co. LLC
	Seeks high level of current income consistent with the preservation of capital and liquidity.

Voya Growth and Income Portfolio (Class S)
 	
   Investment Adviser: Voya Investments, LLC
   Subadviser: Voya Investment Management Co. LLC
	Seeks to maximize total return through investments in a diversified portfolio of common stock and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

Voya High Yield Portfolio
 	
   Investment Adviser: Directed Services LLC
   Subadviser: Voya Investment Management Co. LLC
	Seeks to provide investors with a high level of current income and total return.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Intermediate Bond Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
Voya Large Cap Growth Portfolio (Class S **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital growth.
Voya Large Cap Value Fund (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term growth of capital and current income.
Voya MidCap Opportunities Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.
Voya Multi-Manager Large Cap Core Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Columbia Management Investment Advisers, LLC and The London Company of Virginia d/b/a The London Company	Seeks reasonable income and capital growth.
Voya Russell^{TM} Large Cap Growth Index Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.
Voya Russell^{TM} Large Cap Index Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.
Voya Russell^{TM} Large Cap Value Index Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Value Index.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Russell[TM] **Mid Cap Growth Index Portfolio (Class S)** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.
Voya Russell[TM] **Small Cap Index Portfolio (Class S)** **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.
Voya U.S. Bond Index Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Barclays U.S. Aggregate Bond Index.
VY® Clarion Real Estate Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks total return including capital appreciation and current income.
VY® FMR® Diversified Mid Cap Portfolio (Class S)[3] **Investment Adviser:** Directed Services LLC **Subadviser:** Fidelity Management & Research Company	Seeks long-term growth of capital.
VY® Invesco Equity and Income Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks total return, consisting of long-term capital appreciation and current income.
VY® Invesco Growth and Income Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.
VY® JPMorgan Emerging Markets Equity Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
VY® JPMorgan Small Cap Core Equity Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long-term.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
VY® Morgan Stanley Global Franchise Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Morgan Stanley Investment Management, Inc.	A *non-diversified* Portfolio that seeks long-term capital appreciation.
VY® T. Rowe Price Capital Appreciation Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
VY® T. Rowe Price Equity Income Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks a high level of dividend income as well as long-term growth of capital through investments in stocks.
VY® T. Rowe Price International Stock Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.
VY® Templeton Foreign Equity Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.
VY® Templeton Global Growth Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Templeton Global Advisors Limited	Seeks capital appreciation. Current income is only an incidental consideration.

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[1] Prior to May 1, 2016, this fund was known as the Voya Value Advantage Portfolio.
[2] Prior to May 1, 2016, this fund was known as the Voya Liquid Assets Portfolio.
[3] FMR is a registered service mark of Fidelity Management & Research Company. Used with permission.

IMPORTANT INFORMATION ABOUT FUNDS
CLOSED TO NEW INVESTMENT

The subaccounts that invest in the following funds have been closed to new investment:

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Columbia Capital Allocation Moderate Aggressive Portfolio (Class A)[4] **Investment Adviser:** Columbia Management Investment Advisers, LLC	Seeks the highest level of total return that is consistent with a moderate aggressive level of risk.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Columbia Small Cap Growth Fund I (Class A)[4] **Investment Adviser:** Columbia Management Investment Advisers, LLC	Seeks capital appreciation by investing, under normal market conditions, at least 80% of its net assets (plus any borrowings for investment purposes) in stocks of companies with a market capitalization, at the time of initial purchase, equal to or less than the largest stock in the Standard & Poor's SmallCap 600® Index.
Columbia Variable Portfolio – Large Cap Growth Fund (Class I) **Investment Adviser:** Columbia Management Investment Advisers, LLC	Seeks to provide shareholders with long-term capital growth.
ProFund VP Bull **Investment Adviser:** ProFund Advisors	Seeks investment results, before fees and expenses that correspond to the performance of the S&P 500®.
ProFund VP Europe 30 **Investment Adviser:** ProFund Advisors	Seeks investment results, before fees and expenses, that correspond to the performance of the ProFunds Europe 30 Index.
Voya Limited Maturity Bond Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.
Voya SmallCap Opportunities Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.

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[4] The Columbia Asset Allocation Fund merged with and into the Columbia LifeGoal Balanced Growth Fund on April 29, 2011, and was renamed Columbia Capital Allocation Moderate Aggressive Portfolio on December 14, 2012.
[5] This fund was formerly known as the Columbia Small Company Growth Fund.

Contract owners who have contract value allocated to one or more of the subaccounts that correspond to these funds may leave their contract value in those subaccounts, but future allocations and transfers into them are prohibited. If your most recent premium allocation instructions includes a subaccount that corresponds to one of these funds, premium received that would have been allocated to a subaccount corresponding to one of these funds may be automatically allocated among the other available subaccounts according to your most recent premium allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271, (800) 366-0066.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting:

Customer Service
P.O. Box 9271
Des Moines, IA 50306-9271
(800) 366-0066

If you received a summary prospectus for any of the funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.